UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   December 28, 2004

Arrow Financial Corporation
(Exact Name of Registrant as Specified in Its Charter)

New York
(State or Other Jurisdiction of Incorporation)

0-12507	22-2448962
(Commission File Number)	(IRS Employer Identification No.)

250 Glen Street, Glens Falls, NY	**12801**
(Address of Principal Executive Offices)	(Zip Code)

(518) 745-1000
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 28, 2004, a newly established, subsidiary business trust of Arrow Financial Corporation ("Arrow"), Arrow Capital Statutory Trust III (the "2004 Trust"), issued and sold 30-year guaranteed preferred beneficial interests in the assets of the 2004 Trust (the "2004 Trust Preferred Securities") in an aggregate amount of $10,000,000.   The 2004 Trust Preferred Securities were issued and sold in a private placement exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) of the Act.   The 2004 Trust Preferred Securities initially bear a fixed interest rate of 4.54875%, with the rate to be reset quarterly at a rate equal to the 3-month LIBOR plus 2.00%.   The 2004 Trust Preferred Securities are non-voting.   All common voting securities of the 2004 Trust are owned by Arrow.   The 2004 Trust used the proceeds of the sale of the 2004 Trust Preferred Securities to purchase an identical amount ($10,000,000) of 30-year junior subordinated debentures simultaneously issued by Arrow (the "2004 Arrow Subordinated Debentures"), pursuant to a Junior Subordinated Indenture, dated December 28, 2004, between Arrow and Wilmington Trust Company, as Trustee for the holders of the 2004 Arrow Subordinated Debentures.   The 2004 Arrow Subordinated Debentures will bear an interest rate identical to that borne by the 2004 Trust Preferred Securities during the life of such debentures and securities.   Arrow will use the proceeds from the issue and sale of the 2004 Arrow Subordinated Debentures for general corporate purposes, including the redemption of Arrow Capital Trust I securities, as described below.   Arrow expects that the 2004 Trust Preferred Securities will qualify as Tier 1 capital of Arrow under prevailing regulatory definitions of qualifying capital.

On December 31, 2004, a separate subsidiary business trust of Arrow, Arrow Capital Trust I (the "1999 Trust"), redeemed the entire outstanding principal amount of securities previously issued by the 1999 Trust, such being an aggregate amount of $5,000,000 of 30-year guaranteed preferred beneficial interests in the assets of the 1999 Trust (the "1999 Trust Preferred Securities"), for a redemption price equal to 100% of the initial liquidation preference of such securities, or $5,000,000.   Such redemption was completed following notice to the holders of the 1999 Trust Preferred Securities.   Simultaneously with the redemption of the 1999 Trust Preferred Securities, Arrow redeemed all of the assets of the 1999 Trust, such consisting of an identical principal amount of 30-year junior subordinated debentures issued by Arrow to the 1999 Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARROW FINANCIAL CORPORATION

Date: January 3, 2005

By: /s/ John J. Murphy
John J. Murphy
Executive Vice President, Treasurer and
Chief Financial Officer